1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

August 22, 2017

VIA EDGAR

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and Investment Company Act File No. 811-09729)

iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and Investment Company Act File No. 811-09102)

iShares U.S. ETF Trust (the “ETF Trust”)

(Securities Act File No. 333-179904 and Investment Company Act File No. 811-22649)

Dear Ms. Fettig:

This letter responds to your comments with respect to the registration statements of the Trust, ETF Trust, and Company (collectively, the “Registrants”) to register shares of the funds listed on Appendix A (each, a “Fund” and collectively, the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940 and the annual reports filed by the Registrants for the Funds’ respective fiscal years ended March 31, 2016, July 31, 2016, August 31, 2016 and October 31, 2016, as applicable.

The comments were provided by Ms. Christina DiAngelo Fettig of the Staff of the Securities and Exchange Commission (“Staff”) in a telephone conversation on March 8, 2017, as supplemented during a follow-up telephone conversation and other communications on April 24, 2017, April 26, 2017, July 6, 2017, and August 8, 2017. For your convenience, your comments are summarized below and each comment is followed by the Registrants’ response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Prospectuses

Comment No. 1: The funds listed on Appendix B have been identified as being non-diversified but do not appear to be operating as non-diversified, as of the annual report date reviewed. If the funds have been operating as diversified for more than three years, please confirm that the funds will obtain shareholders’ approval prior to changing their status back to non-diversified.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

August 22, 2017

Response: The Registrants confirm that the following Funds have been operating as diversified for more than three years: iShares iBonds Sep 2018 Term Muni Bond ETF, iShares iBonds Sep 2019 Term Muni Bond ETF, iShares iBonds Sep 2020 Term Muni Bond ETF, and iShares Edge MSCI USA Quality Factor ETF. The Registrants confirm that these Funds will obtain shareholders’ approval prior to changing their status back to non-diversified. With the exception of the iShares iBonds Dec 2016 Term Corporate ETF, which was terminated on or about December 31, 2016, the remaining Funds listed on Appendix A have not been operating as diversified for more than three years.

Comment No. 2: Please consider adding jurisdiction-specific disclosure to the principal risks section of funds that invest significantly in a single jurisdiction, such as the iShares Short Maturity Municipal Bond ETF, which invests significantly in New Jersey obligations.

Response: The iShares Short Maturity Municipal Bond ETF’s annual report for the fiscal year ended October 31, 2016 notes that the Fund’s percentage of total investments in New Jersey was 27.78%. The prospectus includes the “Risk of Investing in the United States” and “Municipal Securities Risk” as principal risks, which generally cover the risks of investing in U.S. localities. Going forward, the Registrants will note the investment by a Fund that invests in municipal securities in specific U.S. state jurisdictions in the disclosure of principal risks, if jurisdiction-specific risk is a principal risk of such Fund.

Comment No. 3: Please explain why disclosure regarding investments in forward currency contracts is not included in the prospectus of the iShares Short Maturity Bond ETF, and please consider whether additional disclosure may be necessary in the future.

Response: Disclosure regarding investments in foreign currency forward contracts is included in the “Investment Strategies and Risks” section of the Fund’s Statement of Additional Information because it is not a principal investment strategy or risk of the Fund.

Currently, the Fund’s statutory prospectus states, in part, that “[t]he Fund may invest in currency contracts for hedging.” At the time of the annual update to its registration statement, the Fund’s statutory prospectus will be expanded, if determined appropriate, to state that foreign currency forward contracts may be used to hedge foreign currency risk of non-U.S. dollar-denominated holdings and that the Fund’s obligations under such hedges would increase primarily as an offset to currency appreciation of the non-U.S. dollar-denominated assets.

Comment No. 4: Please explain why disclosure regarding investing in companies listed in China is not included in the prospectus of the iShares Asia 50 ETF, and please consider whether the additional disclosure may be necessary in the future.

Response: The iShares Asia 50 ETF states in its prospectus that the Fund “seeks to track the investment results of the S&P Asia 50 (the “Underlying Index”), which is a total float-adjusted, market capitalization-weighted index that is designed to measure the performance of the 50 leading companies

August 22, 2017

listed in four Asian countries or regions: Hong Kong, Singapore, South Korea and Taiwan.” This language, which excludes China from its listing of countries, has been provided by S&P Dow Jones Indices. The prospectus does, however, include the “Risk of Investing in China” as a principal risk because of the significant exposure of Hong Kong to the Chinese market. Currently, the Fund does not expect to invest in Chinese-listed companies.

Comment No. 5: Please explain why “Risk of Investing in Russia” is included as a principal risk of the iShares MSCI United Kingdom Small-Cap ETF.

Response: The Fund does not directly hold Russian issuers and generally does not otherwise have significant exposure to Russia. Accordingly, at the time of the annual update to its registration statement, unless otherwise deemed appropriate, the Fund’s prospectus will be revised to remove this risk disclosure, and the risk will be included in the Statement of Additional Information, if applicable.

Comment No. 6: Please explain why disclosure regarding the risks of high portfolio turnover is not included in the prospectuses of the iShares Edge MSCI USA Momentum Factor ETF and iShares Edge MSCI Intl Momentum Factor ETF, despite turnover rates exceeding 100% for both funds, and please consider whether additional disclosure may be necessary in the future.

Response: The Trust will add “High Portfolio Turnover Risk” disclosure similar to the language provided below in future filings as suggested.

“High Portfolio Turnover Risk. High portfolio turnover (considered by the Fund to mean higher than 100% annually) may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of the Fund’s portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies, such as passive ETFs. These effects of higher than normal portfolio turnover may adversely affect Fund performance.”

Comment No. 7: Please reconcile the fee table of the iShares Currency Hedged MSCI United Kingdom ETF (the “Currency ETF”) with the fee waiver as disclosed in the prospectus. Please also confirm that the Acquired Fund Fees and Expenses corresponds with the fee of the underlying fund, the iShares MSCI United Kingdom ETF (the “Underlying Fund”).

Response: The Registrant will revise the language in the prospectus describing the Currency ETF’s contractual fee waivers as follows to clarify that the Currency ETF’s total annual fund operating expenses after both fee waivers is effectively equal to the Currency ETF’s acquired fund fees and expenses (“AFFE”) attributable to the Currency ETF’s investment in the Underlying Fund:

BFA, the investment adviser to the Fund, has contractually agreed to waive a portion of its management fees so that the Fund’s total annual fund operating expenses after this fee waiver is equal to the Acquired Fund Fees and Expenses attributable to the Fund’s investment in the iShares MSCI United Kingdom ETF (“EWU” or the “Underlying Fund”), after taking into account any fee waivers by EWU, plus 0.03% through December 31, 2020. The contractual

August 22, 2017

waiver may be terminated prior to December 31, 2020 only upon written agreement of the Trust and BFA. BFA has contractually agreed to waive its management fees by an additional amount equal to 0.03% through December 31, 2020. The contractual waiver may be terminated prior to December 31, 2020 only upon written agreement of the Trust and BFA.

Also, the Currency ETF’s disclosure of the AFFE from holding the Underlying Fund (0.49%) as well as the total annual fund operating expenses disclosed in the Underlying Fund’s prospectus (0.48%) are both accurate. Based on the formula set forth in Instruction 3(f)(ii) to Item 3 of Form N-1A, the Currency ETF’s AFFE can be different from the Underlying Fund’s total annual operating expenses ratio if the average market value of the Currency ETF’s investment in the Underlying Fund is sufficiently different from the Currency ETF’s average net assets.

Comment No. 8: Please explain why disclosure regarding expense waivers are included in the prefatory language to the fee table rather than footnoted in the fee tables.

Response: The Staff informed the Registrants at the time of the implementation of the summary prospectus that disclosure of this type should be placed in the text, rather than a footnote. As a result of the discussions with the Staff, it has been the practice of the iShares funds to include this language in the text before the fee table.

Financial Statements

Comment No. 9: Please explain why investments in futures was not referenced in the “Management’s Discussion of Fund Performance” section of the annual report of the iShares Edge U.S. Fixed Income Balanced Risk ETF.

Response: The second paragraph of the Management’s Discussion of Fund Performance section of the annual report of the iShares Edge U.S. Fixed Income Balanced Risk ETF states “The interest rate hedged component detracted from performance as interest rates declined overall during the reporting period.” This statement, taken within the context of the whole paragraph, is intended to address the impact of the Fund’s holdings in futures during the reporting period.

Comment No. 10: Please explain why investments in forwards was not referenced in the “Management’s Discussion of Fund Performance” section of the annual report of the iShares Short Maturity Bond ETF. If it was deemed that forwards did not have a material impact on the performance of the Fund, please explain in detail how the Fund arrived at this conclusion given that the net realized loss from forwards was ($11,227,772) out of total net realized loss of ($436,902) for the Fund and the net change in unrealized appreciation/depreciation on forwards was $3,515,316 out of total net change in unrealized appreciation/depreciation of $5,981,582 for the Fund.

Response: Investments in forwards were not referenced in the Management’s Discussion of Fund Performance section of the annual report of the iShares Short Maturity Bond ETF because investments in forwards are not a part of the Fund’s main investment objective and the impact was not deemed material to the performance of the Fund.

August 22, 2017

In seeking to achieve its investment objective, the Fund invests, under normal circumstances, at least 80% of its net assets in U.S. dollar-denominated investment-grade fixed-income securities. The Fund may also invest in foreign currency denominated securities. To manage the risks of these non-U.S. dollar-denominated securities, the Fund may purchase currency forward contracts to hedge its foreign exchange exposure. As such, the Fund considers its use of currency forwards to be an integral, non-severable component of its investments in foreign currency denominated securities.

The net effect of the Fund’s investments in foreign currency denominated securities together with the Fund’s use of currency forward contracts for the reporting period was a gain of approximately $900,000, which the Fund, respectfully, does not believe is material to its performance. As noted in the response to Comment No. 3 above, however, the Fund’s statutory prospectus will be revised, if determined appropriate, at the time of the annual update to its registration statement to further explain the Fund’s use of currency forwards.

Comment No. 11: Please ensure that the “Growth of an assumed $10,000 investment” charts comply with the requirements of Item 27(b)(7)(ii)(A) of Form N-1A to include for comparison returns of a broad-based securities market index.

Response: Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Generally, the Registrants believe that the underlying indices are appropriate broad-based indices because the indices are administered by an organization that is not an affiliated person of any of the Funds, its investment adviser or its principal underwriter, and thus meet the requirements of Form N-1A.

Nevertheless, the Registrants will review individual indices to determine whether they are “broad-based” and will consider adding an additional index, if appropriate.

Comment No. 12: Please explain why the financial highlights table presents total return based on the NAV calculated daily for the creation and redemption of shares in the Fund, which may differ from the NAV calculated for financial reporting purposes for the iShares Edge MSCI International Momentum Factor ETF, iShares Emerging Markets Local Currency Bond ETF, and iShares MSCI China A ETF.

Response: The total return based on the daily NAV of a fund is representative of the shareholder experience and reflects what is presented daily on the iShares website. In order to maintain consistent disclosure of returns and reduce confusion for shareholders, the Registrants preferred to report the total return based on daily NAV in the financial highlights table. However, the Registrants did perform assessments of the materiality of the difference between the total return based on the daily NAV versus the total return based on the NAV calculated for financial reporting purposes (the “Financial Reporting NAV”), and if the variance met certain thresholds of materiality, their policy was to disclose the total return based on the Financial Reporting NAV in the notes to the Financial Highlights or in the Financial Highlights table itself. Regardless of whether the total return was calculated using the daily NAV or the Financial Reporting NAV, there was no difference in the total return calculation methodology. The differences between the daily NAV and the Financial Reporting NAV may be the result of, among other things, as-of activity or situations when the fiscal year end falls on a weekend and underlying security prices are adjusted for market news after the close of business on that Friday.

August 22, 2017

Going forward, however, the Registrants will use the total return based on the Financial Reporting NAV in the financial highlights table.

Comment No. 13: Please disclose, in future filings, in the Notes to the Financial Statements how often fees are settled in related party transactions (reference: ASC 850) (e.g., monthly).

Response: In future filings, the Registrants will include a note to indicate how often fees are settled in related party transactions (i.e., with respect to investment advisory fees).

Comment No. 14: Please disclose, in future filings, in the Notes to the Financial Statements that the financial statements have been prepared in accordance with the fund accounting and reporting requirements for investment companies (reference: ASC 946, ASU 2013-08).

Response: The first paragraph of the Significant Accounting Policies section of the Notes to Financial Statements includes the following statement: “Each Fund is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies.” This statement is intended to address ASU 2013-08.

Comment No. 15: Please disclose, in future filings, in the Notes to the Financial Statements the recent accounting pronouncements that have been issued but not yet adopted by the Registrants (reference: Staff Accounting Bulletin 11).

Response: When determining whether or not to disclose recent accounting pronouncements that have been issued but not yet adopted by the Registrants, the Registrants consider the intent of the pronouncement on a case-by-case basis. They generally disclose pronouncements that pertain to technical accounting policies impacting the net assets of the funds, operations of the funds, and estimates made by management of the funds. They generally disclose pronouncements that pertain solely to changes to notes disclosures when such disclosure changes would be material to the shareholder’s understanding of the financial statements.

Comment No. 16: Please disclose, in future filings, in the Notes to the Financial Statements of funds that invest significantly in real estate investment trusts (“REITs”), such as the iShares International Developed Property ETF, the fund’s policy for estimating return of capital amounts that result in investments of underlying REITs.

Response: In future filings, for funds that invest significantly in REITs, the Registrants will include in the Notes to Financial Statements the fund’s policy for estimating return of capital amounts that result from investments in underlying REITs.

Comment No. 17: Please disclose, in future filings, in the Schedule of Investments the rate associated with preferred stock (i.e., dividend rates).

August 22, 2017

Response: Currently, dividend rates for domestic preferred stocks are disclosed in the schedule of investments. To the extent that foreign preferred stocks have a published dividend rate and those rates are readily available, the Registrants will include such rates in the preferred stock description in the schedule of investments in future filings.

Comment No. 18: Please disclose, in future filings, in the Schedule of Investments the expiration date for rights, if applicable (e.g., iShares MSCI Intl Size Factor ETF).

Response: In future filings, the Registrants will include in the Schedule of Investments the expiration date for rights, if applicable.

Comment No. 19: Please disclose, in future filings, in the Financial Highlights table that portfolio turnover rates are not annualized during a fund’s stub year (e.g., iShares iBonds Dec 2026 Term Corporate ETF).

Response: In future filings, the Registrants will disclose in the Financial Highlights table during a fund’s stub year that portfolio turnover rates are not annualized.

Comment No. 20: The Staff has suggested that investments disclosed in the “Ten Largest Fund Holdings” table included in the “Management’s Discussion of Fund Performance” should be grouped by issuer instead of by investment (e.g., the iShares MSCI Russia Capped ETF discloses holdings in Gazprom PJSC and Gazprom PJSC ADR separately).

Response: The Registrants’ disclosure is intended to report the top holdings on an individual security basis, not holdings in the aggregate on an issuer basis. As such, the current table describes each holding as a “security” and not an “issuer.” The Registrants believe that this current disclosure is clear, consistent, and transparent. The Registrants are not aware of any requirements regarding the expectation and purpose for reporting top holdings or exposures. As such, the Registrants believe the current approach is appropriate and respectfully decline to change their top ten holdings disclosure to be on an issuer basis.

Comment No. 21: Please disclose premium/discount information ranging between 0.5% and -0.5% separately, if being disclosed in the shareholder’s report. The Staff noted that there is a difference between the disclosure required if disclosed in the prospectus from the financial report requirements. The Staff cited the disclosure for iShares MSCI Russia Capped ETF as an example.

Response: In future filings, the Registrants will disclose the premium/discount information for 0%, for greater than 0% to 0.5%, and for less than 0% to -0.5%, if applicable, in the shareholder’s report.

Comment No. 22: Please disclose premium/discount information for the most recent five fiscal years, if being disclosed in the shareholder’s report. If disclosed in the prospectus, Form N-1A, Item 11(g) requires funds to provide premium/discount information for (a) the most recently completed calendar year, and (b) the most recently completed calendar quarters since that year (or the life of the fund, if shorter).

August 22, 2017

Response: As discussed with the Staff, until such time when the Staff clarifies the Registrants’ obligations with respect to the premium/discount information under the Registrants’ exemptive orders and Form N-1A, the Registrants will do the following to be in compliance with both the exemptive orders and Form N-1A.

To comply with the exemptive orders, the Registrants will continue to provide the premium/discount information required by the applicable exemptive order in each Fund’s shareholder report.

To comply with Form N-1A, the Registrants will provide in each Fund’s shareholder report a publicly accessible Internet address that investors can use, free of charge, to obtain the premium/discount information required in Item 11(g)(2) of Form N-1A. This will require that the Registrants implement certain changes to the Funds’ website such that the website will include the premium/discount information for the most recently completed calendar year and the most recently completed calendar quarters since that year. The Registrants will implement these changes within a reasonable period of time.

Comment No. 23: Please re-file iShares Trust’s NSAR-B filing on 9/29/2016 to include the name of the registered public accounting firm.

Response: The 9/29/2016 iShares Trust NSAR-B filing was updated to include the name of the registered public accounting firm and was refiled via EDGAR on 3/15/2017.

****

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin

Benjamin Haskin

cc:	Christy Chen
Ashley Singletary-Claffee
Michael Gung

August 22, 2017

Appendix A

Registrant	Fund Name	Fiscal Year End
iShares Trust	iShares iBonds Sep 2017 Term Muni Bond ETF	3/31/2016
iShares Trust	iShares iBonds Sep 2018 Term Muni Bond ETF	3/31/2016
iShares Trust	iShares iBonds Sep 2019 Term Muni Bond ETF	3/31/2016
iShares Trust	iShares Asia 50 ETF	3/31/2016
iShares Trust	iShares Emerging Markets Infrastructure ETF	3/31/2016
iShares Trust	iShares Europe ETF	3/31/2016
iShares Trust	iShares iBonds Sep 2020 Term Muni Bond ETF	3/31/2016
iShares Trust	iShares International Developed Property ETF	3/31/2016
iShares Trust	iShares Latin America 40 ETF	3/31/2016
iShares Trust	ISHARES China Large-Cap ETF	7/31/2016
iShares Trust	iShares Edge MSCI Intl Momentum Factor ETF	7/31/2016
iShares Trust	iShares Edge MSCI Intl Quality Factor ETF	7/31/2016
iShares Trust	iShares MSCI ACWI Low Carbon Target ETF	7/31/2016
iShares Trust	iShares MSCI All Country Asia ex Japan ETF	7/31/2016
iShares Trust	iShares MSCI China A ETF	7/31/2016
iShares Trust	iShares MSCI Europe Financials ETF	7/31/2016
iShares Trust	iShares Edge MSCI Intl Size Factor ETF	7/31/2016
iShares Trust	iShares Edge MSCI Intl Value Factor ETF	7/31/2016
iShares Trust	iShares MSCI KOKUSAI INDEX	7/31/2016
iShares Trust	iShares MSCI USA Momentum Factor ETF	7/31/2016
iShares Trust	iShares MSCI USA Quality Factor ETF	7/31/2016

August 22, 2017

Registrant	Fund Name	Fiscal Year End
iShares Trust	iShares MSCI USA Size Factor ETF	7/31/2016
iShares Trust	iShares MSCI USA Value Factor ETF	7/31/2016
iShares Trust	iShares Currency Hedged MSCI United Kingdom ETF	8/31/2016
iShares Trust	iShares MSCI United Kingdom ETF	8/31/2016
iShares Trust	iShares MSCI United Kingdom Small-Cap ETF	8/31/2016
iShares Inc	iShares MSCI South Africa ETF	8/31/2016
iShares Inc	iShares MSCI Brazil Capped ETF	8/31/2016
iShares Inc	iShares MSCI Emerging Markets ETF	8/31/2016
iShares Inc	iShares MSCI Chile CAPPED ETF	8/31/2016
iShares Inc	iShares MSCI Turkey ETF	8/31/2016
iShares Inc	iShares MSCI Israel Capped Index Fund	8/31/2016
iShares Inc	iShares MSCI USA Equal Weighted ETF	8/31/2016
iShares Inc	iShares Edge MSCI Min Vol Emerging Markets ETF	8/31/2016
iShares Inc	iShares MSCI Colombia Capped ETF	8/31/2016
iShares Inc	iShares Currency Hedged MSCI Emerging Markets ETF	8/31/2016
iShares Inc	iShares MSCI Russia Capped ETF	8/31/2016
iShares Inc	iShares Edge MSCI Min Vol EM Currency Hedged ETF	8/31/2016
iShares Trust	iShares iBonds Dec 2016 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2017 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2018 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2019 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2020 Term Corporate ETF	10/31/2016

August 22, 2017

Registrant	Fund Name	Fiscal Year End
iShares Trust	iShares iBonds Dec 2021 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2022 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2023 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2024 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2025 Term Corporate ETF	10/31/2016
iShares Trust	iShares iBonds Dec 2026 Term Corporate ETF	10/31/2016
iShares U.S. ETF Trust	iShares Short Maturity Bond ETF	10/31/2016
iShares U.S. ETF Trust	iShares Ultra Short-Term Bond ETF	10/31/2016
iShares U.S. ETF Trust	iShares Edge U.S. Fixed Income Balanced Risk ETF	10/31/2016
iShares U.S. ETF Trust	iShares Short Maturity Municipal Bond ETF	10/31/2016
iShares Inc	iShares Emerging Markets Local Currency Bond Fund	10/31/2016
iShares Inc	iShares Emerging Markets Corporate Bond Fund	10/31/2016
iShares Inc	iShares Emerging Markets High Yield Bond Fund	10/31/2016
iShares Inc	iShares Global High Yield Corporate Bond Fund	10/31/2016
iShares Inc	iShares International High Yield Bond ETF	10/31/2016

August 22, 2017

Appendix B

iShares Currency Hedged MSCI Emerging Markets ETF

iShares Currency Hedged MSCI United Kingdom ETF

iShares Edge MSCI Intl Quality Factor ETF

iShares Edge MSCI Intl Size Factor ETF

iShares Edge MSCI Intl Value Factor ETF

iShares Edge MSCI Min Vol EM Currency Hedged ETF

iShares Edge U.S. Fixed Income Balanced Risk ETF

iShares Emerging Markets High Yield Bond Fund

iShares Emerging Markets Local Currency Bond Fund

iShares iBonds Sep 2018 Term Muni Bond ETF

iShares iBonds Sep 2019 Term Muni Bond ETF

iShares iBonds Sep 2020 Term Muni Bond ETF

iShares Edge MSCI Intl Momentum Factor ETF

iShares iBonds Dec 2016 Term Corporate ETF

iShares iBonds Dec 2017 Term Corporate ETF

iShares iBonds Dec 2018 Term Corporate ETF

iShares iBonds Dec 2019 Term Corporate ETF

iShares iBonds Dec 2020 Term Corporate ETF

iShares iBonds Dec 2021 Term Corporate ETF

iShares iBonds Dec 2022 Term Corporate ETF

iShares iBonds Dec 2023 Term Corporate ETF

iShares iBonds Dec 2024 Term Corporate ETF

iShares iBonds Dec 2025 Term Corporate ETF

iShares iBonds Dec 2026 Term Corporate ETF

iShares MSCI ACWI Low Carbon Target ETF

iShares MSCI China A ETF

iShares MSCI United Kingdom ETF

iShares MSCI United Kingdom Small-Cap ETF

iShares MSCI USA Quality Factor ETF

iShares Short Maturity Bond ETF

B-1